

American (b. 1933 - 2022)

Sam Gilliam

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The Painting

A Gilliam Slice painting delivered the largest ever total net return on Masterworks, 86% after 791 days held, a 33.1% net annualized return. This new 70s Slice painting is now available at $157k, a 27 ...

Initial Offering Price	$157,000
Offering Circular	sec.gov
Deal Sheet	Download

Fundamentals

27% Discounted Offering: On August 6, 2025, the Artwork was appraised by Masterworks at a fair market value of $215,000. We're offering it now for $157k, a 27% discount to that appraised value.

Previous Exit: In 2022, we exited an offering featuring a Gilliam Slice painting that delivered the largest ever total net return on Masterworks (86%!) after holding for 791 days. That's a 33.1% net annualized return on their investment.

Popular Style: This artwork is a small-scale example of one of Gilliam's most commercial and desirable series—a slice painting from the early 70s. Gilliam's top five auction records are all Slice paintings from the early 1970s, featuring varying compositions and larger in scale.

90% Frequency of Appreciation: Gilliam's paintings go up in value 90% of the time when they return to auction. (Data across 20 sales from '03-'25)

Collected by Museums: Slice paintings are also held in prestigious permanent collections, including the National Gallery of Art in Washington, D.C. and the Metropolitan Museum of Art in New York.

Big-Name Representation: Gilliam was signed to mega-gallery Pace in 2019. The same gallery that represents Pablo Picasso, David Hockney, and Mark Rothko.

The Artist

Sam Gilliam (b. 1933, Tupelo MS) is a prominent artist of the Washington Color School based in Washington D.C. In the 1960s Gilliam shifted to abstraction and would hang unstretched canvases draped or folded which disrupted the convention of two-dimensional painting and became one of his major artistic innovations.

Emerging

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Emerging based on scoring in Masterworks internal Artist Market Rating Profiles.

Important Collectors and Museums

Elliot Perry
Professional Athlete

Financials

Price Appreciation of Similar Works

29.0%


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PAINTING	YEAR	DIMENSIONS	SALE DATE	SALE PRICE
 Topper Carew	1972	61 × 58 in	5/13/2024	$482,600
 Untitled	1970	50 × 54 in	5/16/2023	$205,000
 ON COURSE (1972)	1972	41 × 52 in	11/11/2021	$750,000
 Petite (1972)	1972	50 × 45 in	6/24/2019	$654,744
 "Leah's Favor" (1972)	1972	26 × 62 in	2/28/2019	$225,000
 Untitled (1971)	1971	58 × 61 in	2/27/2019	$675,000
Maybe	1971	30 × 57 in	9/24/2018	$435,000
 "Red Under" (1972)	1972	45 × 54 in	5/17/2018	$237,500
 Untitled. (1972)	1972	20 × 45 in	4/4/2018	$228,000
 Live (1972)	1972	21 × 57 in	2/22/2014	$54,000
 Upper Red (1971)	1971	48 × 58 in	3/21/2013	$32,400
 Red under (1972)	1972	45 × 54 in	9/20/2012	$31,250
 Red Linger	1972	46 × 49 in	9/21/2011	$28,125
 "Until Five" (1972)	1972	26 × 40 in	5/18/2009	$6,600
 Untitled (1971)	1971	36 × 32 in	6/29/2008	$11,875
 «Zoo Again» (1972)	1972	48 × 57 in	9/17/1999	$3,600

SAM
GILLIAM

b. 1933 — d. 2022, UNITED STATES



$157,000

INITIAL OFFERING

29.0%

ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

22.2%

ANNUAL APPRECIATION OF RECORD PRICES[3]

Acrylic on canvas | 26 × 40 in.

Gilliam was an influential American abstract artist closely aligned with the Washington Color School movement.

The Artwork is a prime example of Sam Gilliam's Slice paintings from the late 1960s and early 1970s. Sam Gilliam's Slice paintings are stretched on a custom-made stretcher with a beveled-edge that projects outward from the wall, giving the paintings a sculptural quality. Featuring much larger dimensions and more colorful and complex compositions, Sam Gilliam's top five auction records are all Slice paintings from the early 1970s, making the Artwork a small-scale example of this commercial and desirable series. Slice paintings are also held in prestigious permanent collections, including the National Gallery of Art in Washington, D.C. and the Metropolitan Museum of Art in New York. The Artwork is executed on a horizontal canvas painting with an abstract composition created by temporarily folding and staining the canvas in warm shades of yellow, green, and blue paint before stretching the canvas onto a wooden support with a beveled edge, which angles the composition outward. Auction records for artworks similar in scale and period are led by On Course (1972), which sold for $750,000 at Christie's New York on November 12, 2021, followed by Untitled (1971), which sold for $675,000 at Christie's New York on February 28, 2019, and Petite (1972), which sold for $654,024 at Christie's London on June 25, 2019.

The Estate of Sam Gilliam is represented by Pace Gallery and David Kordansky Gallery. During his lifetime, Sam Gilliam was the subject of numerous solo exhibitions at renowned institutions such as the Kennedy Center in Washington, D.C. and the Studio Museum in Harlem. A major solo show, The Music of Color, was mounted at the Kunstmuseum Basel in 2018 and showcased the artist's groundbreaking draped canvases and beveled-edge works created between 1967 and 1973. Additionally, Sam Gilliam: Full Circle, opened at the Hirshhorn Museum and Sculpture Garden in Washington D.C. in May 2022 and ran through September 22, 2022. The artist's work is held in over fifty prestigious public collections, including the Musée d'Art Moderne de la Ville de Paris, the Tate Modern in London, the Museum of Modern Art in New York, the Metropolitan Museum of Art in New York, and the Art Institute of Chicago. Gilliam's auction market is characterized by a low level of auction volume based on $6.0 million in total sales over the previous year ending on December 31, 2024, based on publicly available auction record as tracked by third-party data sources. His auction records are led by Ray II (1970), which sold for $1,865,000 at Sotheby's New York on November 16, 2022, Lady Day II (1971), which sold for $2,172,500 at Christie's New York on November 15, 2018, and Atmosphere (1972), which sold to Masterworks 080, LLC, for $1,850,000 at Sotheby's New York on November 18, 2021.

HIS AUCTION RECORDS ARE LED BY RAY II (1970), WHICH SOLD FOR $1,865,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 16, 2022, LADY DAY II (1971), WHICH SOLD FOR $2,172,500 AT CHRISTIE'S NEW YORK ON NOVEMBER 15, 2018, AND ATMOSPHERE (1972), WHICH SOLD TO MASTERWORKS 080, LLC, FOR $1,850,000 AT SOTHEBY'S NEW YORK ON NOVEMBER 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2]

Sam Gilliam (b. 1933, Tupelo, MS - d. 2022, Washington, D.C.) was an influential American abstract artist closely aligned with the Washington Color School movement. Gilliam was born in Tupelo, Mississippi and raised in Louisville, Kentucky. He earned a Bachelor's of Arts from the University of Louisville in 1955. He then enrolled in the university's Master's of Fine Arts program and graduated in 1961 after a pause from 1956 to 1958 to serve in the United States army. When Gilliam moved to Washington, D.C. in 1962, he was introduced to the work of leading artists in the Washington Color School movement, including Morris Lewis and Kenneth Noland. In the 1960s, the artist shifted his focus to abstraction and began to hang unstretched canvases draped from the ceiling or folded on the wall, which disrupted the convention of two-dimensional painting and became one of his major artistic innovations. In 1967, Gilliam began to pour paint directly onto the canvas and fold the still wet surface to create richly pigmented patterns. Many of the artist's paintings were mounted onto custom stretchers with beveled-edges, adding a sculptural quality to his work. In 1972, Sam Gilliam became the first African American artist selected to represent the United States at the Venice Biennale and was invited to exhibit again in 2017. He also received numerous honors and awards, including the Guggenheim Fellowship, the Art Institute of Chicago's Norman Walt Harris Prize, and honorary doctorates from the University of Louisville in 1980 and Northwestern University in 1990. In addition to his artistic practice, Gilliam taught at Carnegie Mellon University, the Maryland Institute College of Art, and the University of Maryland. Gilliam passed away in Washington, D.C on June 25, 2022.







1. Historical appreciation rates reflect an implied annualized appreciation rate for a given artwork based on its purchase and sale at auction, including buyer's commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase, or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money. This video is not an offer of investment advice or a recommendation to buy or sell a particular security.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Sam Gilliam with the following criteria: Works on canvas created between 1970-1972, measuring between 20 by 20 inches and 65 by 65 inches. This set excludes square-format works and sales without confirmed images. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Sam Gilliam have a record price compound annual growth rate ("CAGR") of 22.2% from March 20, 1993 to June 30, 2025. This calculation is based on (i) a record price of $3,720 on March 20, 1993, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,429,000, the most recent record price as of June 30, 2025, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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